Chancellor Group, Inc.
216 South Price Road
Pampa, Texas 79065
(806) 322-2731

September 19, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Ann Nguyen Parker, Branch Chief

Re:	Chancellor Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 26, 2012
File No. 000-30219

Ladies and Gentlemen:

The purpose of this letter is to set forth the response of Chancellor Group, Inc. (the “Company”) to your letter dated September 10, 2012 to Maxwell Grant, Chairman and Chief Executive Officer of the Company, setting forth the comments of the Division of Corporation Finance (the “Staff”) regarding the Company’s Form 10-K for Fiscal Year Ended December 31, 2011 filed on March 26, 2012 (the “Form 10-K”).  For your convenience, we have repeated the Staff’s comments and used the section headings and numbering used by the Staff in its letter.

Legal Proceedings, page 8

1.
We note your disclosure regarding the proceeding against Gryphon.  Please disclose the date the proceeding was instituted, the principal parties to the proceeding, the factual basis alleged to underlie the proceeding and the relief sought.  See Item 103 of Regulation S-K.

In response to the Staff’s comment, the Company will amend Item 3. Legal Proceedings on page 8 of the Form 10-K to read as follows:

Chancellor is from time to time involved in legal proceedings incidental to its business and arising in the ordinary course.  Chancellor’s management does not believe that any such proceedings will result in liability material to its financial condition, results of operations or cash flow.

On March 31, 2011, Dennis Caldwell filed a lawsuit against Chancellor’s subsidiary, Gryphon Production Company, LLC, in the 223rd District Court of Gray County, Texas, for an alleged breach of the April 1, 2007, purchase and sale agreement between Gryphon and Caldwell Production Co., Inc.  Caldwell contended that Gryphon did not pay for the oil in the storage tanks in the April 2007 transaction.  The plaintiff alleges breach of contract, conversion and fraud and seeks damages of $451,998.54 as contract damages, pre-judgment and post-judgment interest, exemplary damages, attorney fees, and court costs.  Gryphon has denied all allegations in the lawsuit, asserted affirmative defenses, and challenged plaintiff’s standing.  Chancellor believes the lawsuit is without merit and intends to vigorously defend it.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

Liquidity and Capital Resources, page 11

2.	Please disclose your planned capital expenditures for 2012. See Item 303(a)(2) of Regulation S-K.

In response to the Staff’s comment, the Company will amend Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation on page 11 of the Form 10-K by adding the following two sentences to the end of the last paragraph under “Liquidity and Capital Resources – Overview.”

Our capital expenditures for fiscal year 2012, estimated to be approximately $15,000 to $20,000, consist of repair and maintenance of our four producing oil wells and one water disposal well.  We expect to pay these costs from cash on hand and from operations.

In connection with this response letter and the Form 10-K, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Staff’s position is that the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information regarding this letter, please contact me at (806) 322-2731.

Sincerely,
/s/ Maxwell Grant
Maxwell Grant,
Chief Executive Officer

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